

SECU 07000926 SSION

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RECEIVED
FEB 26 2007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullen Investment Group, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1404 S. College Road
(No. and Street)

Lafayette (City) LA (State) 70503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Bordes (337) 237-8000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arsement, Redd & Morella, LLC
(Name – *if individual, state last, first, middle name*)

701 Robley Dr., Ste 200 (Address) Lafayette (City) LA (State) 70503 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David C. Bordes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullen Investment Group, LTD, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
David C. Bordes
President
Title

Notary Public ID 67380

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CULLEN INVESTMENT GROUP, LTD.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

TABLE OF CONTENTS



ARSEMENT
REDD &
MORELLA, LLC

Certified Public Accountants
Consultants

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA
Ronald J. Prejean, CPA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA
Elizabeth A. Gossen, CPA
Rhonda L. Guidry, CPA

Members of American Institute of Certified Public Accountants
Society of Louisiana Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
Cullen Investment Group, Ltd.
Lafayette, Louisiana

We have audited the accompanying consolidated statements of financial condition of Cullen Investment Group, Ltd. and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cullen Investment Group, Ltd. and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and cash flows for the years ended then ended in conformity with U.S. generally accepted accounting principles.

Arsement, Redd + Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 21, 2007

Terrace Centre 701 Robley Dr. Suite 200 Lafayette, LA 70503 337 984-7010 Fax 337 981-6001 www.cpa-arm.com

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
Cash and cash equivalents	$ 492,000	$ 239,064
Cash and cash equivalents - restricted	1,716	2,393
Commissions receivable	15,202	15,213
Receivables – other	3,028	3,976
Investment securities owned:		
Marketable-restricted, at market value	45,465	37,670
Marketable-unrestricted, at market value	409,966	213,257
Non-marketable, at fair value	-0-	10,300
Prepaid expenses	5,490	9,283
Property and equipment, net of accumulated depreciation of $111,048 and $81,400, respectively	92,561	117,997
Deposits and other	337	412
TOTAL ASSETS	$ 1,065,765	$ 649,565

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Accounts payable	$ 14,398	$ 11,904
Accrued expenses	51,819	-0-
Total Liabilities	66,217	11,904
Common stock, no par value, 1,000 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	19,774	19,774
Retained earnings	969,774	607,887
Total Stockholder's Equity	999,548	637,661
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,065,765	$ 649,565

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2006 and 2005

	2006	2005
REVENUE		
Commissions	$ 494,658	$ 571,597
Investment advisory fees	895,899	838,389
Unrealized gain (loss) on securities	54,865	49,584
Realized gain on sale of securities	2,259	-0-
Dividend income	35,285	13,800
Interest income	-0-	239
Other income	11,068	13,911
Total Revenue	1,494,034	1,487,520
OPERATING EXPENSES		
Clearing cost	150,484	179,810
Commissions	180,487	196,418
Depreciation	30,959	30,585
Interest expense	67	277
General and administrative expenses	630,150	762,552
Total Operating Expenses	992,147	1,169,642
NET INCOME	$ 501,887	$ 317,878

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock				
	Shares Outstanding	Amount	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2004	1,000	$ 10,000	$ 19,774	$ 390,009	$ 419,783
Net Income				317,878	317,878
Dividend Distributions	--	--	--	(100,000)	(100,000)
Balance, December 31, 2005	1,000	10,000	19,774	607,887	637,661
Net Income				501,887	501,887
Dividend Distributions	--	--	--	(140,000)	(140,000)
Balance, December 31, 2006	1,000	$ 10,000	$ 19,774	$ 969,774	$ 999,548

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Years Ended December 31, 2006 and 2005

Subordinated borrowings at December 31, 2004	$	-0-
Increases		-0-
Decreases		-0-
Subordinated borrowings at December 31, 2005		-0-
Increases		-0-
Decreases		-0-
Subordinated borrowings at December 31, 2006	$	-0-

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from commissions and fees	$ 1,390,568	$ 1,411,375
Cash paid for expenses and supplies	(551,069)	(752,214)
Cash paid to employees and officer	(350,990)	(422,378)
Proceeds from sale of investment securities	15,283	-0-
Cash paid for purchase of investment securities	(152,363)	(2,503)
Interest, dividends and other income received	46,353	27,950
Net Cash Provided By Operating Activities	397,782	262,230
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(5,523)	(7,354)
Net Cash Used by Investing Activities	(5,523)	(7,354)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(140,000)	(100,000)
Net Cash Used by Financing Activities	(140,000)	(100,000)
Net Increase in Cash and Cash Equivalents	252,259	154,876
CASH AND CASH EQUIVALENTS, Beginning of Year	241,457	86,581
CASH AND CASH EQUIVALENTS , End of Year	$ 493,716	$ 241,457

Cash and cash equivalents include the following accounts:	2006	2005
Cash and cash equivalents	$ 492,000	$ 239,064
Cash and cash equivalents – restricted	1,716	2,393
Cash and Cash Equivalents, End of Year	$ 493,716	$ 241,457

	2006	2005
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net income	$ 501,887	$ 317,878
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	30,959	30,585
(Gain) Loss on disposal of assets	(2,259)	-0-
Unrealized (gain) loss on marketable securities	(54,865)	(49,584)
Proceeds from sale of investment securities	15,283	-0-
Purchase of investment securities	(152,363)	(2,503)
Changes in:		
Commissions receivable	11	1,389
Accounts payable	1,848	(6,132)
Other receivables and payables	57,281	(29,403)
Total Adjustments	(104,105)	(55,648)
Net Cash Provided by Operating Activities	$ 397,782	$ 262,230

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Cullen Investment Group, Ltd., was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of section k(2)(ii) of the Securities and Exchange Commissions Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers and is registered as a securities dealer with the state of Louisiana. The Company's customers are principally located in Lafayette, LA and the surrounding area.

Method of Accounting - The accounting records of the Company are maintained on the accrual basis of accounting.

Principles of Consolidation – The consolidated financial statements include the accounts of Cullen Investment Group, Ltd., and its wholly-owned subsidiary, Cullen Aviation, LLC, all collectively referred to as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents - The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Depreciation - Property and equipment are recorded at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the individual assets which range from 5 to 7 years.

Investment Securities - The Company's marketable securities are valued at market value and are recorded on a trade date basis. Securities not readily marketable are valued at fair value as determined by management.

Commission Expense - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue - Securities transactions of the Company are recorded on a trade date basis. Commission income and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes – The Company has elected S corporation status effective October 1, 2004. Earnings and losses after that date are included in the personal income tax returns of the stockholder and taxed depending on his personal tax strategies. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 2 - RESTRICTED FUNDS AND SECURITIES

The Company is a fully disclosed broker clearing principally through one New York stock exchange firm. This clearing firm required the Company to maintain a minimum deposit in cash and (or) securities of $25,000 as of December 31, 2006 and 2005, as a reserve requirement. At December 31, 2006 and 2005, restricted funds and securities under the arrangement were as follows:

	2006	2005
Marketable securities-restricted (Note 3)	$ 45,465	$ 37,670
Money market funds-restricted	1,716	2,393
	$ 47,181	$ 40,063

NOTE 3 - INVESTMENT SECURITIES

Investment securities consist of marketable and non-marketable securities. The following is a summary of marketable and non-marketable securities at December 31, 2006 and 2005:

	2006	2005
Marketable securities-restricted (Note 2)	$ 45,465	$ 37,670
Marketable securities-unrestricted	409,966	213,257
Non-marketable securities	-0-	10,300
	$ 455,431	$ 261,227

Marketable securities are valued at market value, quoted as of December 31, 2006 and 2005. These securities are exchange listed, traded "NASDAQ", or quoted in the pink sheets.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 3 - INVESTMENT SECURITIES, continued

Non-marketable securities are valued at fair value as determined by management.

For purposes of determining the gain or loss on a sale, the cost of securities sold is based on the average cost of all shares of each security held at the date of sale plus or minus any previous unrealized losses or gains recognized in income.

Unrealized gains (losses) on marketable securities recognized at December 31, 2006 and December 31, 2005 totaled $54,865 and $49,584, respectively. For securities held at both the beginning and end of the reporting periods, unrealized gains are based on the change in market value during the year. For securities held at the end of the reporting periods which were purchased during the year, unrealized gains are based on the difference between the purchase price and market value at the end of the reporting period.

NOTE 4 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment - at cost, less accumulated depreciation:

	2006	2005
Office equipment	$ 21,609	$ 20,790
Furniture and fixtures	104,581	104,002
Transportation equipment	76,419	73,605
Leasehold improvements	1,000	1,000
	203,609	199,397
Less: Accumulated depreciation	(111,048)	(81,400)
Total	$ 92,561	$ 117,997

Total depreciation expense charged to operations for the years ended December 31, 2006 and 2005 was $30,959 and $30,585, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2006 and 2005, the Company acquired approximately $800 and $4,100, respectively, of decorative office fixtures from family members of the Company's stockholder.

The Company leases office space from an entity owned by the Company's stockholder. The lease extends through December 31, 2007. Net rent expense paid to this entity totaled approximately $36,000 and $36,000 for the years ended December 31, 2006 and 2005, respectively. Future minimum rental payments due under this arrangement for the next 5 years total $46,200 for the year ending December 31, 2007, and none thereafter.

NOTE 6 – CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable.

The Company places its cash and cash equivalents with highly rated financial institutions.

The Company is dependent upon one major firm for a substantial portion of its commission revenue and clearing services. Commissions from this firm totaled approximately $460,000 and $500,000 for the years ended December 31, 2006 and 2005, respectively. The Company extends credit to this firm and net commissions due from this firm were $1,725 and $2,471 at December 31, 2006 and 2005, respectively. In addition, the Company generally does not require collateral or other security to support its commission receivables.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $805,262 which was $705,262 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.082 to 1, at December 31, 2006.

NOTE 8 – RETIREMENT PLANS

During the years ended December 31, 2006 and December 31, 2005, the Company maintained a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $58,295 and $71,751 for the years ended December 31, 2006 and 2005. The Company contributed at an average rate of 17.0% of total compensation for the years ended December 31, 2006 and 2005.



ARSEMENT
REDD &
MORELLA, LLC

Certified Public Accountants
Consultants

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA
Ronald J. Prejean, CPA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA
Elizabeth A. Gossen, CPA
Rhonda L. Guidry, CPA

Members of American Institute of Certified Public Accountants
Society of Louisiana Certified Public Accountants

Independent Auditors' Report on Accompanying Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Cullen Investment Group, Ltd.
Lafayette, Louisiana

We have audited the accompanying consolidated financial statements of Cullen Investment Group, Ltd. and Subsidiary for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 21, 2007. Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying information contained on pages 13 through 16 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but pages 14 through 16 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic consolidated financial statements taken as a whole.

Arsement, Redd + Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 21, 2007

Terrace Centre 701 Robley Dr. Suite 200 Lafayette, LA 70503 337 984-7010 Fax 337 981-6001 www.cpa-arm.com

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended December 31, 2006 and 2005

	2006	2005
Auto expense	$ 3,252	$ 4,137
Bank charges	190	375
Computer supplies	8,386	7,245
Contract labor	7,092	9,238
Contributions	15,992	19,964
Dues and subscriptions	9,678	9,419
Education	417	93
Entertainment	13,268	15,073
Fuel	3,124	1,344
Insurance	10,410	24,028
Medical-HSA	3,271	9,175
Miscellaneous	7,149	8,201
Office expense	11,234	13,977
Office salaries	111,569	200,378
Officer's salary	239,421	222,000
Payroll taxes	18,339	25,056
Pension plan expense	58,295	71,751
Postage	4,642	5,496
Professional services	14,713	19,971
Publications	336	1,189
Quotes and research	11,473	10,461
Registration and licenses	6,293	6,632
Rent	37,957	37,583
Repairs and maintenance	8,289	7,162
Taxes – other	3,310	1,499
Telephone	9,569	12,501
Travel	5,379	10,527
Utilities	7,102	8,077
Total General and Administrative Expenses	$ 630,150	$ 762,552

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD.AND SUBSIDIARY

COMPUTATIONS OF NET CAPITAL
Years Ended December 31, 2006 and 2005

	2006	2005
Total ownership equity	$ 999,548	$ 637,661
Deduct ownership equity not allowable for net capital	-0-	-0-
Total ownership equity qualified for net capital	999,548	637,661
Add:		
Subordinated borrowings allowable in computation of net capital	-0-	-0-
Other deductions or allowable credits	-0-	-0-
Total capital and allowable subordinated borrowings	999,548	637,661
Deduction and/or charges:		
Non-allowable assets:		
Property and equipment	92,561	117,997
Note receivable-stockholder	-0-	0
Non-marketable securities	-0-	10,300
Other	24,034	24,866
	116,595	153,163
Net capital before haircuts on securities positions	882,953	484,498
Haircuts on securities	(77,691)	(42,077)
NET CAPITAL	$ 805,262	$ 442,421
AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition		
Accounts payable and accrued liabilities	$ 66,217	$ 11,904
Other	-0-	-0-
Total Aggregate Indebtedness	$ 66,217	$ 11,904
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
Required on aggregate indebtedness (a)	$ 4,414	$ 794
Required of reporting broker or dealer (b)	$ 100,000	$ 100,000
Net capital requirement [greater of (a) or (b)]	$ 100,000	$ 100,000
Net capital in excess of minimum	705,262	342,421
Net capital	$ 805,262	$ 442,421
Ratio: Aggregate Indebtedness to Net Capital	0.082 to 1	0.027 to 1

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

RECONCILIATIONS OF NET CAPITAL
Years Ended December 31, 2006 and 2005

	2006	2005
NET CAPITAL, as reported on Part IIA (unaudited) FOCUS report	$ 805,262	$ 442,421
Reconciling Items:		
None	-0-	-0-
NET CAPITAL, as reported on the attached statements	$ 805,262	$ 442,421

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

EXEMPTIONS
Years Ended December 31, 2006 and 2005

The Company does not hold customer funds or securities. Therefore, it is exempt from Rule 15c3-3. Accordingly, the Company is not required to submit a computation for determination of reserve requirement under Rule 15c3-3, information relating to the possession or control requirements under Rule 15c3-3 and a schedule of segregation requirements and funds in segregation-customers' regulated commodity futures and options accounts.

See independent auditors' report on accompanying information.



ARSEMENT
REDD &
MORELLA, L.L.C.

Certified Public Accountants
Consultants

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA
Ronald J. Prejean, CPA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA
Elizabeth A. Gossen, CPA
Rhonda L. Guidry, CPA

Members of American Institute of Certified Public Accountants
Society of Louisiana Certified Public Accountants

Independent Auditors' Supplementary Report on Internal Accounting Control

Board of Directors
Cullen Investment Group, Ltd.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cullen Investment Group, Ltd. and Subsidiary (the Company), as of and for the year ended December 31, 2006, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (Internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17-a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Terrace Centre 701 Robley Dr. Suite 200 Lafayette, LA 70503 337 984-7010 Fax 337 981-6001 www.cpa-arm.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arsement, Redd & Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 21, 2007

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